Exhibit 99.1

Bitfarms to Report Third Quarter 2022 Financial Results on Monday, November 14, 2022

- Conference Call to be Held Monday, November 14, 2022, at 11:00 a.m. ET -

TORONTO and BROSSARD, Québec, October 27, 2022 -- Bitfarms Ltd. (NASDAQ: BITF // TSX: BITF), a global Bitcoin self-mining company, will report its fiscal third quarter 2022 financial results on Monday, November 14, 2022, before the market opens.

Management will host a conference call on Monday, November 14, 2022, at 11:00 a.m. ET to review the financial results. Following management’s formal remarks there will be a question-and-answer session. Pre-submitted questions may be considered and interested parties may submit questions at investors@bitfarms.com through November 11, 2022.

Conference call access:

Participants are asked to pre-register for the call through the following link:
Q3 2022 Conference Call

Please note that registered participants will receive their dial in number upon registration and will dial directly into the call without delay. Those without internet access or unable to pre-register may dial in by calling: 1-866-777-2509 (domestic), or 1-412-317-5413 (international). All callers should dial in approximately 10 minutes prior to the scheduled start time and ask to be joined into the Bitfarms call.

The conference call will also be available through a live webcast found here: Live Webcast

A webcast replay of the call will be available approximately one hour after the end of the call and will be available for one year, at the above webcast link. A telephonic replay of the call will be available through November 21, 2022 and may be accessed by calling 1-877-344-7529 (domestic) or 1-412-317-0088 (international) or Canada (toll free) 855-669-9658 and using access code 1280031. A presentation of the Q3 2022 results will be accessible on Monday, November 21, 2022, under the “Investors” section of Bitfarms’ website.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin self-mining company. Bitfarms runs vertically integrated mining operations with in-house management and company-owned electrical engineering, installation service, and onsite technical repair. The Company’s proprietary data analytics system delivers best-in-class operational performance and accelerated uptime.

Bitfarms has 10 mining facilities in production around the world, which are housed in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using renewable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Contact:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com